
03024392

CID-B-03-067

June 25, 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk


RECD S.E.C.
JUL 8 2003
1086

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed document is as follows:

- Notice of Decision Regarding Director Assignment

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Thank you for your attention and cooperation.

Yours faithfully,

Hideto Usa
Manager
Corporation Communications and Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

dlw 7/9

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

May 15, 2003
JSAT Corporation

Notice of Decision Regarding Director Assignment

JSAT Corporation announced that, at a meeting of the Board of Directors held on May 15, 2003, it decided on the appointment of the following directors.

Following this decision, the selection of the directors and auditors will be officially approved at the 19th Ordinary General Meeting of Shareholders, scheduled on June 26, 2003. The right of representation and the posts of directors are scheduled to be officially decided at the meeting of the board of directors held on that day.

・Directors and Corporate Auditors (will be approved June 26, 2003)

1) Candidates for newly appointed directors:

Chairman	Masahito Tani
President and CEO (Representative Director)	Kiyoshi Isozaki
Director	Masanori Akiyama
Director	Yoichi Iizuka
Director (Non-executive)	Kohei Manabe
Director (Non-executive)	Bunji Shinoda

2) Candidates for reappointed directors:

Director	Yoshiro Aisaka
Director (Non-executive)	Iwao Nakatani
Director (Non-executive)	Mamoru Ishida
Director (Non-executive)	Shingo Yoshii

3) Candidates for newly appointed corporate auditors:

Corporate auditor	Kiyoaki Fujimoto
Corporate auditor	Shoichi Kameyama
Corporate auditor (Non-executive)	Nobuyuki Kaneko

4) Retiring directors:

Chairman	Tetsuo Morimoto
President and CEO (Representative Director)	Takuya Yoshida
COO (Representative Director)	Yoshihiro Imai
CAO (Representative Director)	Yoshio Miwa
Director (Non-executive)	Hiroyuki Shinoki

Takuya Yoshida will be appointed to Senior adviser to President, and Yoshihiro Imai will be appointed to Senior adviser, June 26, 2003.

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17・18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

5) Retiring corporate auditors:

Auditor	Akiyo Nozue
Auditor	Tadashi Shijima
Auditor	Koichi Narikawa

Therefore, directors and corporate auditors will be approved as follows after the 19th Ordinary General Meeting of Shareholders, scheduled on June 26, 2003.

Directors and Corporate auditors (as of 26 June, 2003)

Post	Name	
Chairman	Masahito Tani	*
President and CEO (Representative Director)	Kiyoshi Isozaki	*
Director, Senior Executive Officer	Yoshiro Aisaka	
Director, Senior Executive Officer	Masanori Akiyama	*
Director, Senior Executive Officer	Yoichi Iizuka	*
Director (Non-executive)	Iwao Nakatani	
Director (Non-executive)	Mamoru Ishida	
Director (Non-executive)	Shingo Yoshii	
Director (Non-executive)	Kohei Manabe	*
Director (Non-executive)	Bunji Shinoda	*
Corporate auditor	Kiyoaki Fujimoto	*
Corporate auditor	Shoichi Kameyama	*
Corporate auditor (Non-executive)	Tamotsu Iba	
Corporate auditor (Non-executive)	Nobuyuki Kaneko	*

* Newly appointed

· Executive Officers (will be approved June 26, 2003)

1) Candidates for newly appointed Executive Officers:

President and CEO (Representative Director)	Kiyoshi Isozaki
Senior Executive Officer	Masanao Tanase
Executive Officer	Osamu Kato
Executive Officer	Yuichiro Nishio
Executive Officer	Hiroo Sumitomo

2) Candidates for reappointed executive officers:

Senior Executive Officer	Yoshiro Aisaka
Senior Executive Officer	Masanori Akiyama
Senior Executive Officer	Yoichi Iizuka * promoted
Senior Executive Officer	Yutaka Nagai
Executive Officer	Yasuo Okuyama

5) Retiring executive officers:

President and CEO (Representative Director)	Takuya Yoshida
COO (Representative Director)	Yoshihiro Imai
CAO (Representative Director)	Yoshio Miwa
Senior Executive Officer	Takehiko Kinoshita
Executive Officer	Naoshi Suzuki
Executive Officer	Kiyoaki Fujimoto

Executive officers will be approved as follows at a meeting of the Board of Directors will be held after the 19th Ordinary General Meeting of Shareholders, scheduled on June 26, 2003.

Executive officers (as of 26 June, 2003)

Post	Name
President and CEO (Representative Director)	Kiyoshi Isozaki *
Director, Senior Executive Officer	Yoshiro Aisaka
Director, Senior Executive Officer	Masanori Akiyama *
Director, Senior Executive Officer	Yoichi Iizuka *
Senior Executive Officer	Yutaka Nagai
Senior Executive Officer	Masanao Tanase *
Executive Officer	Yasuo Okuyama
Executive Officer	Osamu Kato *
Executive Officer	Yuichiro Nishio *
Executive Officer	Hiroo Sumitomo *

** Newly appointed*